Exhibit 38

TERMINATION AGREEMENT

Reference is made to that certain Agreement by and between Corvex Management LP (“Corvex”) and Related Real Estate Recovery Fund, L.P. (“Related”), dated as of January 29, 2013 (the “Original Agreement”). Pursuant to Section 5 of the Original Agreement, Corvex and Related hereby mutually agree to terminate the Original Agreement, effective immediately (the “Termination”). For the avoidance of doubt, Sections 3 and 7 of the Original Agreement shall survive the Termination.

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The parties have caused this Termination Agreement to be executed as of August 8, 2014.

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

RELATED REAL ESTATE RECOVERY FUND, L.P.

By:	Related Real Estate Recovery Fund GP, L.P., its general partner

By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Vice President